PRAXAIR, INC. AND SUBSIDIARIES


                                              EXHIBIT 12.01


                      PRAXAIR, INC. AND SUBSIDIARIES
                    RATIO OF EARNINGS TO FIXED CHARGES
                   (MILLIONS OF DOLLARS, EXCEPT RATIOS)


                                          YEARS ENDED DECEMBER 31,
                                      --------------------------------
                                      1996   1995   1994   1993   1992
EARNINGS

Income of consolidated companies
 before provision for income taxes    $452   $432   $339   $236   $159
Capitalized interest                   (25)    (9)    (4)    (3)    (9)
Depreciation of capitalized interest     9      8      8      9      9
Dividends from less than 50%-owned
 companies carried at equity             1      1      -      2      -
Praxair share of income (loss) before
 provision for income taxes of
 50%-owned companies carried at equity  16     15      8     10      8
Total earnings, net of fixed charges  $453   $447   $351   $254   $167

FIXED CHARGES

Interest on long-term
 and short-term debt                  $195   $116   $108   $105   $117
Capitalized interest                    25      9      4      3      9
Rental expenses representative of an
 interest factor                        23     10     11     12     11
Praxair share of fixed charges of
 50%-owned companies carried at equity   3      4      2      7      7
Total fixed charges                   $246   $139   $125   $127   $144

Total adjusted earnings available for
 payment of fixed charges             $699   $586   $476   $381   $311

RATIO OF EARNINGS TO FIXED CHARGES     2.8    4.2    3.8    3.0    2.2